                                                                    Exhibit 99

                             FINANCIAL HIGHLIGHTS

                            Three months ended March 31                                      1995          1994
- --------------------------------------------------------------------------------------------------------------------
FINANCIAL PERFORMANCE (Dollars in thousands, except per share data)
Net interest income (taxable-equivalent basis)                                           $392,168      $505,804
Net income                                                                                125,651       205,689
Fully diluted earnings per common share                                                       .54           .86
Return on average total assets                                                                .83%         1.41%
Return on average common shareholders' equity                                               11.71         19.32
Net interest margin                                                                          2.72          3.68
After-tax profit margin                                                                     19.97         26.91
Overhead ratio                                                                              69.50         55.84
SELECTED AVERAGE BALANCES (In millions)
Assets                                                                                   $ 61,693      $ 58,966
Earning assets                                                                             57,448        55,182
Loans, net of unearned income                                                              35,315        32,023
Securities                                                                                 20,903        21,238
Deposits                                                                                   33,052        31,737
Shareholders' equity                                                                        4,357         4,330
- --------------------------------------------------------------------------------------------------------------------

                                                                          MARCH 31     December 31    March 31
                                                                              1995            1994        1994
- ----------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
Capital
  Risk-based capital
    Tier I                                                                       8.26%         8.62%         9.86%
    Total                                                                       11.14         11.45         12.42
  Leverage                                                                       6.26          6.59          7.15
  Common shareholders' equity to total assets                                    7.04          6.82          6.97
  Average common shareholders' equity to average total assets                    7.03          7.09          7.31
Asset quality
  Net charge-offs to average loans                                                .24           .29           .29
  Nonperforming loans to total loans                                              .85           .90          1.09
  Nonperforming assets to total loans and foreclosed assets                      1.25          1.25          1.56
  Nonperforming assets to total assets                                            .72           .69           .85
  Allowance for credit losses to total loans                                     2.75          2.83          2.94
  Allowance for credit losses to nonperforming loans                           324.94        314.17        269.60
Book value per common share
  As reported                                                                  $19.08        $18.76        $18.14
  Excluding net unrealized securities losses                                    19.36         19.26         18.53
- ----------------------------------------------------------------------------------------------------------------------

                               TABLE OF CONTENTS

      2 Corporate Financial Review   22 Consolidated Financial Statements
        30 Average Consolidated Balance Sheet and Net Interest Analysis
                           32 Corporate Information

                            CORPORATE FINANCIAL REVIEW

THE FOLLOWING CORPORATE FINANCIAL REVIEW SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PNC BANK CORP. AND SUBSIDIARIES ("CORPORATION") INCLUDED HEREIN AND THE CORPORATE FINANCIAL REVIEW AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THE CORPORATION'S 1994 ANNUAL REPORT.

                                    overview
- ---------------------------------------------------------------

Net income for the first quarter of 1995 was $125.7 million, or $.54 per fully diluted share, compared with $205.7 million, or $.86 per share, for the first quarter of 1994. Return on assets and return on common shareholders' equity were .83 percent and 11.71 percent, respectively, in the first quarter of 1995 compared with 1.41 percent and 19.32 percent a year ago.
  Management took strategic actions in the latter part of 1994 to reduce sensitivity to significantly higher interest rates and to realign the Corporation's balance sheet. These actions substantially eliminated liability sensitivity at one year and mitigated the impact of significantly higher interest rates on net interest income. Financial results for the first quarter of 1995 reflect the costs associated with these actions.
  The Corporation's balance sheet realignment is expected to include further reductions of the securities portfolio and certain low-spread loans through scheduled maturities and repayments or sales. In connection with this downsizing, in January 1995 the board of directors authorized the purchase of up to 24 million common shares over a two-year period, or approximately 10 percent of shares outstanding at year-end 1994. During the first quarter of 1995, approximately 4.5 million shares were purchased by the Corporation pursuant to this plan.
  In the first quarter of 1995, the nation's real gross domestic product grew at a preliminary annual rate of 2.8 percent according to the United States Commerce Department. The Federal Reserve has continued to exercise monetary policies designed to reduce inflationary pressures associated with the economic expansion. Based on recent economic indicators, management expects economic growth to slow throughout 1995, which may reduce inflationary pressures. As a result, management expects a modest increase in short-term interest rates during the remainder of 1995. Should interest rates increase more than anticipated or a flat yield curve persist, the Corporation's financial results would likely be adversely affected.

                            mergers and acquisitions
- ---------------------------------------------------------------

During the first quarter of 1995, the Corporation completed the acquisition of BlackRock Financial Management L.P. ("BlackRock"), a New York-based, fixed-income investment management firm with approximately $25 billion in assets under management at closing. The transaction was accounted for under the purchase method and the Corporation paid $71 million in cash and issued $169 million of unsecured notes.
  The Corporation also acquired Indian River Federal Savings Bank, Vero Beach, Florida, and Brentwood Financial Corporation, Cincinnati, Ohio, for $33 million in cash. The acquisitions added assets and deposits of approximately $175 million and $140 million, respectively.
  In addition, the Corporation announced a definitive agreement to acquire the Chemical Bank franchise in southern and central New Jersey. The transaction includes approximately $3.3 billion of assets and $2.9 billion of retail deposits and is expected to close by year-end 1995, pending regulatory approvals. The acquisition has an indicated value of approximately $500 million and will be accounted for under the purchase method.
  During 1994, the Corporation completed the acquisitions of United Federal Bancorp, Inc., State College, Pennsylvania, and First Eastern Corp., Wilkes-Barre, Pennsylvania. The acquisitions added assets and deposits of $2.8 billion and $2.4 billion, respectively. In addition, in June 1994, the Corporation purchased a $10 billion residential mortgage servicing portfolio from the Associates Corporation of North America.

                            CORPORATE FINANCIAL REVIEW

                            income statement review
- ---------------------------------------------------------------
INCOME STATEMENT HIGHLIGHTS

Three months ended
     March 31                                Change
                                        -----------------
Dollars in millions    1995     1994    Amount    Percent
- --------------------------------------------------------------
Net interest income
(taxable-equivalent
  basis)               $392     $506     $(114)     (22.5)%
Provision for
  credit losses                   25       (25)    (100.0)
Noninterest income
  before securities
  transactions          236      228         8        3.4
Net securities
  gains                   1       30       (29)     (95.9)
Noninterest expense     437      427        10        2.5
Net income              126      206       (80)     (38.9)
- --------------------------------------------------------------

NET INTEREST INCOME AND NET INTEREST MARGIN On a fully taxable-equivalent basis, net interest income for the first quarter of 1995 decreased $113.6 million, compared with the first quarter of 1994. A $2.3 billion increase in average earning assets was more than offset by a narrower net interest margin compared with the prior-year period.

NET INTEREST INCOME

  Three months ended
  Taxable-equivalent
         basis           MARCH 31  December 31  March 31
      In millions            1995         1994      1994
- -------------------------------------------------------------
Net interest income
 before swaps and caps
  Interest income          $1,045       $1,027      $855
  Loans fees                   17           15        19
  Taxable-equivalent
    adjustment                  8            8         8
                        ------------------------------------
    Total interest
       income               1,070        1,050       882
  Interest expense            637          598       433
                        ------------------------------------
Net interest income
  before swaps and caps       433          452       449
Effect of swaps and
  caps on
  Interest income             (37)         (17)       21
  Interest expense              4            2       (36)
                        ------------------------------------
    Total swaps and
       caps                   (41)         (19)       57
                        ------------------------------------
    Net interest income     $ 392        $ 433      $506
- -------------------------------------------------------------

VOLUME/RATE ANALYSIS

 Three months ended        Increase (Decrease)
      March 31              Due to Changes in
  1995 versus 1994      -------------------------
                                            Rate/
     In millions         Volume    Rate    Volume    Total
- ---------------------------------------------------------------
Interest income             $36   $ 140       $12    $ 188
Interest expense             24     168        12      204
Interest rate swaps
  and caps                    3    (101)               (98)
                                                    ---------
Net interest income          21    (131)       (4)   $(114)
- ---------------------------------------------------------------

  Net interest income declined and net interest margin narrowed in the comparisons primarily due to the adverse impact of interest rate swaps and caps and the costs of actions taken in 1994 to reduce interest sensitivity and down size the securities portfolio. These factors are expected to continue to adversely impact net interest income and net interest margin in 1995. In addition, the Corporation's net interest income and margin continue to be adversely impacted by higher interest rates, competitive loan pricing, rising deposit and borrowing costs and changes in deposit composition.

NET INTEREST MARGIN

  Three months ended
  Taxable-equivalent     MARCH 31  December 31  March 31
         basis               1995         1994      1994
- -------------------------------------------------------------
Interest rate spread
 before swaps and caps
  Book-basis yield on
    earning assets           7.29%        6.91%     6.23%
  Effect of loan fees         .11          .10       .14
  Taxable-equivalent
    adjustment                .06          .06       .06
                        ------------------------------------
  Taxable-equivalent
    yield on earning
    assets                   7.46         7.07      6.43
  Rate on
    interest-bearing
    liabilities              5.13         4.64      3.69
                        ------------------------------------
  Interest rate spread
    before swaps and
    caps                     2.33         2.43      2.74
Effect of
  Noninterest-bearing
    sources                   .67          .62       .48
  Interest rate swaps
    and caps on
    Interest income          (.25)        (.12)      .16
    Interest expense          .03          .01      (.30)
                        ------------------------------------
    Total swaps and
       caps                  (.28)        (.13)      .46
                        ------------------------------------
    Net interest margin      2.72%        2.92%     3.68%
- -------------------------------------------------------------

                            CORPORATE FINANCIAL REVIEW

PROVISION FOR CREDIT LOSSES The Corporation did not record a provision for credit losses in the first quarter of 1995. The provisions for credit losses was $25.0 million in the first quarter of 1994. Stronger economic conditions combined with management's ongoing attention to asset quality resulted in a stable level of nonperforming assets, lower net charge-offs, and a higher reserve coverage of nonperforming loans. Based on the current risk profile of the loan portfolio and assuming economic trends continue, management does not expect to record a provision for credit losses during the remainder of 1995. Should risk profile of the loan portfolio or the economy deteriorate, asset quality may be adversely impacted and a provision for credit losses may be required.

NONINTEREST INCOME  Noninterest income before securities transactions increased
3.4 percent to $235.9 million in the first quarter of 1995. Excluding securities transactions, noninterest income was 37.6 percent of total revenue in the first quarter of 1995 compared with 31.1 percent a year earlier. Net securities gains totaled $1.3 million in the first quarter of 1995 compared with $30.4 million in the year-earlier period.

NONINTEREST INCOME

                                                                                                        Change
               Three months ended March 31                                                       ---------------------
                   Dollars in thousands                               1995             1994       Amount      Percent
- ---------------------------------------------------------------------------------------------------------------------------
Investment management and trust
  Trust                                                           $ 50,967         $ 49,399     $  1,568          3.2%
  Mutual funds                                                      28,173           23,568        4,605         19.5
                                                             --------------------------------------------
    Total investment management and trust                           79,140           72,967        6,173          8.5
Service charges, fees and commissions
  Deposit account and corporate services                            39,542           39,806         (264)         (.7)
  Credit card and merchant services                                 14,175           12,920        1,255          9.7
  Brokerage                                                          9,243            8,677          566          6.5
  Corporate finance                                                 10,707           10,679           28           .3
  Other services                                                    17,757           15,820        1,937         12.2
                                                             --------------------------------------------
    Total service charges, fees and commissions                     91,424           87,902        3,522          4.0
Mortgage banking
  Servicing                                                         31,123           29,877        1,246          4.2
  Sale of servicing                                                 12,258            5,145        7,113        138.3
  Marketing                                                          1,269            2,870       (1,601)       (55.8)
                                                             --------------------------------------------
    Total mortgage banking                                          44,650           37,892        6,758         17.8
Other                                                               20,645           29,398       (8,753)       (29.8)
                                                             --------------------------------------------
    Total noninterest income before securities
       transactions                                                235,859          228,159        7,700          3.4
Net securities gains                                                 1,254           30,392      (29,138)       (95.9)
                                                             --------------------------------------------
    Total                                                         $237,113         $258,551     $(21,438)        (8.3)%
- ---------------------------------------------------------------------------------------------------------------------------

                            CORPORATE FINANCIAL REVIEW

INVESTMENT MANAGEMENT AND TRUST

                                                      Assets at March 31
                          -------------------------------------------------------------------------- Revenue for the
                                                                                                     three months
                              Discretionary          Nondiscretionary                Total           ended March 31
                          ---------------------- ------------------------- ------------------------- -------------------
In millions                  1995        1994         1995         1994         1995         1994       1995      1994
- -----------------------------------------------------------------------------------------------------------------------------
Personal and charitable     $23,266      $23,940     $ 10,986     $  9,280     $ 34,252     $ 33,220       $36       $36
Institutional                20,683        5,755       33,706       71,971       54,389       77,726        15        13
                          ---------------------------------------------------------------------------------------------------
  Total trust                43,949       29,695       44,692       81,251       88,641      110,946        51        49
Mutual funds                 35,830       22,777       89,506       57,154      125,336       79,931        28        24
                          ---------------------------------------------------------------------------------------------------
  Total                     $79,779      $52,472     $134,198     $138,405     $213,977     $190,877       $79       $73
- -----------------------------------------------------------------------------------------------------------------------------

  Investment management and trust revenue increased 8.5 percent to $79.1 million primarily due to the BlackRock acquisition which was completed on February 28, 1995. On an annualized basis, BlackRock is expected to increase investment management and trust revenue by approximately 20 percent.
  Total trust and mutual funds assets increased $23.1 billion to $214.0 billion at March 31, 1995. BlackRock added approximately $25 billion in discretionary assets, $15 billion of which are institutional funds and the remainder are mutual funds. At March 31, 1995, the composition of total discretionary assets was 45 percent fixed-income, 32 percent money market, 22 percent equity and one percent other assets. The PNC Family of Funds is included in the discretionary mutual funds category. Assets in these funds totaled $5.6 billion at March 31, 1995 compared with $4.0 billion a year ago. Nondiscretionary assets declined in the comparison as a decline in institutional trust custody business was partially offset by the addition of mutual fund custody services.
  Service charges, fees and commissions increased $3.5 million, or 4.0 percent, to $91.4 million, primarily due to acquisitions and growth in brokerage and other consumer-related fees.
     In April 1995, the Corporation announced an agreement with First Data Corporation/Card Services Group and Card Issuer Program Management Corporation to provide marketing expertise and processing technology designed to increase the Corporation's share of the credit card business. Fee income and operating expenses related to the credit card business are each expected to be reduced by approximately $20 million during the remainder of 1995 as a result of this relationship.

  Mortgage banking income increased $6.8 million to $44.7 million primarily due to gains from sales of servicing totaling $12.3 million in the first quarter of 1995 compared with $5.1 million in the prior-year period.

MORTGAGE SERVICING PORTFOLIO

In millions                        1995         1994
- ------------------------------------------------------------
Balance at January 1              $40,966       $35,527
  Originations                        921         2,033
  Acquisitions                         64           461
  Repayments                         (836)       (2,284)
  Sales                            (1,128)         (488)
                                 ---------------------------
    Balance at March 31           $39,987       $35,249
- ------------------------------------------------------------

  During the first quarter of 1995, the Corporation funded $921 million of residential mortgages, approximately 89 percent of which represented new financing. PNC Mortgage directly originated 63 percent of total volume in 1995. At March 31, 1995, the Corporation's mortgage servicing portfolio totaled $40.0 billion, including $28.6 billion serviced for others. The servicing portfolio had a weighted-average coupon rate of 7.90 percent, an unamortized carrying value of $307 million and an estimated fair value of $513 million.
  Other noninterest income decreased $8.8 million primarily due to lower venture capital income and lower gains from sales of assets.

                          CORPORATE FINANCIAL REVIEW

NONINTEREST EXPENSE Noninterest expense totaled $437.4 million in the first quarter of 1995 compared with $426.8 million in the first quarter of 1994. The increase was due to acquisitions. Excluding acquisitions, noninterest expense decreased 3.6 percent in the comparison.

NONINTEREST EXPENSE

Three months ended March 31
                                               Change
Dollars in                                 ---------------
thousands             1995        1994      Amount  Percent
- ---------------------------------------------------------------
Compensation        $163,107   $ 164,792  $(1,685)    (1.0)%
Employee benefits     38,751      42,107   (3,356)    (8.0)
                   ------------------------------
Total staff
  expense            201,858     206,899   (5,041)    (2.4)
Net occupancy         34,704      32,420    2,284      7.0
Equipment             34,146      32,862    1,284      3.9
Amortization of
  intangible
  assets              21,146      19,560    1,586      8.1
Federal deposit
  insurance           18,376      18,176      200      1.1
Taxes other than
  income              12,057      11,096      961      8.7
Other                115,092     105,833    9,259      8.7
                   ------------------------------
    Total           $437,379   $ 426,846  $10,533      2.5%
- ---------------------------------------------------------------

  The overhead ratio was 69.5 percent in the first quarter of 1995 compared with
55.8 percent in the year-earlier period. The higher overhead ratio primarily reflects the impact of lower net interest income.
  Staff expense decreased 2.4 percent in the year-to-year comparison primarily due to lower staff levels. Average full-time equivalent employees decreased to approximately 20,300 for the first quarter of 1995 compared with approximately 21,000 a year ago. The impact of approximately 1,300 employees added from acquisitions was more than offset by lower staffing in the Consumer Banking line of business. The Mass Market sector experienced reductions due to centralization and branch rationalization initiatives. Mortgage Banking benefitted from the consolidation of operations centers and efficiencies gained from the use of technology. Pension and postretirement benefit expense declined $4.2 million due to lower staff levels and a higher discount rate used to estimate pension obligations.
  Amortization of intangibles increased $1.6 million as higher amortization of goodwill from acquisitions was partially offset by the impact of slower mortgage prepayments on the amortization of mortgage servicing rights. The increase in the remaining noninterest expense categories was primarily due to acquisitions.

                            line of business results
- ---------------------------------------------------------------

The management accounting process uses various methods of balance sheet and income statement allocations, transfers and assignments to evaluate the performance of various business units. Unlike financial accounting, there is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles. The following information is based on management accounting practices which conform to and support the management structure of the Corporation and is not necessarily comparable with similar information for any other financial services institution. Designations, assignments, and allocations may change from time to time as the management accounting system is enhanced and business or product lines change. In 1995, the Corporation realigned its line of business management structure along customer segments. The principal change was segregating the trust business, previously managed separately, into the corporate and consumer banking organizations, as applicable. In addition, consistent with the Corporation's strategic focus and balance sheet realignment, asset/liability management has been redefined as a support function for the core lines of business. Results for the first quarter of 1994 are presented on a basis consistent with this new structure.
  For management reporting purposes, the Corporation has designated three lines of business: Corporate Banking, Consumer Banking, and Asset Management. The financial results presented in this section reflect each line of business as if it operated on a stand-alone basis. Securities or borrowings, and related interest rate spread, have been assigned to each line of business based on its net asset or liability position. Consumer Banking and Asset Management were net generators of funds and, accordingly, were assigned securities, while Corporate Banking received an assignment of borrowings as a net asset generator. An assignment of securities is accompanied by an assignment of equity in accordance with the methodology described below. The interest rate spread on the remaining securities, the impact of financial derivatives, and securities transactions are excluded from line of business results and

                          CORPORATE FINANCIAL REVIEW

are reported separately in asset/liability management activities.
  Capital is assigned to each business unit based on management's assessment of inherent risks. Equity levels at independent companies that provide products and services similar to those provided by the respective business unit are also considered. Capital assignments are not equivalent to risk-based capital guidelines and the total amount assigned may vary from consolidated shareholders' equity.

LINE OF BUSINESS HIGHLIGHTS

                                                                                                                 Return on
                                                  Average                                                         Assigned
Three months ended March 31                   Balance Sheet             Revenue             Earnings              Equity
                                             -----------------------------------------------------------------------------------
Dollars in millions                           1995       1994          1995    1994        1995    1994        1995       1994
- -----------------------------------------------------------------------------------------------------------------------------
Corporate Banking
  Large Corporate                            $ 3,877    $ 3,494        $ 37    $ 53        $ 12    $ 24         10%        25%
  Middle Market                               10,906      9,860         139     136          39      55         11         17
  Equity Management                              186        169           4      12           2       7         15         58
                                             ----------------------------------------------------------
    Total Corporate Banking                   14,969     13,523         180     201          53      86         11         20
                                             ----------------------------------------------------------
Consumer Banking
  Private Banking                              1,045        844          57      51           9       8         26         33
  Mass Market                                 25,609     23,891         304     272          57      50         17         14
  Mortgage Banking                            11,268     10,094          93      93          13      12         11         13
                                             ----------------------------------------------------------
    Total Consumer Banking                    37,922     34,829         454     416          79      70         16         15
                                             ----------------------------------------------------------
Asset Management                                 246        241          36      30           9       7         57         50
                                             ----------------------------------------------------------
    Total lines of business                   53,137     48,593         670     647         141     163         14         18
Asset/liability management activities          8,964      9,517         (27)    112         (19)     70
Unallocated provision                                                                        13     (19)
Other unallocated items                         (408)       856         (24)     (3)         (9)     (8)
                                             ----------------------------------------------------------
    Total                                    $61,693    $58,966        $619    $756        $126    $206         12%        19%
- ----------------------------------------------------------------------------------------------------------------------------------

    Total earnings contributed by the lines of business were $141 million in the first quarter of 1995 compared with $163 million in the first quarter of 1994. The decline, attributable to Corporate Banking, primarily resulted from an increase in the allocated provision for credit losses which was negative in the prior-year period. Line of business earnings differ from reported consolidated net income in both periods due to asset/liability management activities, differences between specific reserve allocations to the lines of business and the consolidated provision for credit losses, and certain unallocated revenues and expenses. The decline in consolidated earnings was primarily due to the impact of interest rate swaps and caps, and lower net securities gains which are reported in asset/liability management activities.

                            CORPORATE FINANCIAL REVIEW

CORPORATE BANKING Corporate Banking provides traditional financing, liquidity and treasury management, corporate and employee benefit trust, capital markets, direct investment and other financial services to businesses and governmental entities. It serves customers within the Corporation's primary markets as well as from a network of offices located in major U.S. cities. Corporate Banking includes: Large Corporate--customers having annual sales of more than $250 million; Middle Market--customers with annual sales of $5 million to $250 million and those in certain specialized industries such as real estate, communications, health care, natural resources, leasing and automobile dealer finance; and Equity Management--private equity investments.
  Corporate Banking provided 38 percent of line of business earnings in the first quarter of 1995 compared with 53 percent in the first quarter of 1994. Large Corporate earnings declined in 1995 as the benefit of an increase in average loans was more than offset by the impact of narrower spreads in the loan portfolio and the benefit from resolution of a problem asset a year ago that negatively affected the comparison. Middle Market earnings declined primarily due to a higher provision for credit losses in 1995 compared with a negative provision a year ago resulting from a significant reduction of problem assets.

CONSUMER BANKING Consumer Banking provides lending, deposit, personal trust, brokerage and investment, payment system access and other financial services to consumers and small businesses. It provides services through a network of community banking and mortgage offices, alternative delivery systems such as ATMs and telephone banking, and regional banking centers offering a wide-array of products at a single point of contact. Consumer Banking includes: Private Banking--affluent consumers and charitable organizations with specialized banking requirements; Mass Market--small business customers having annual sales of up to $5 million and all other consumers who use traditional branch and direct banking services; and Mortgage Banking--residential and loan origination, acquisition and servicing activities and residential mortgage loans held in portfolio.
  The earnings contribution from Consumer Banking increased to 56 percent in the first quarter of 1995 from 43 percent a year ago. Earnings from Private Banking increased in the first quarter of 1995 as the benefit from loan growth, new trust business and higher brokerage fees more than offset expense growth from continued resource investment in this sector. Mass Market earnings benefitted from an increase in average loans and deposits as a result of acquisitions and a greater assigned value for core deposits in the higher interest rate environment in 1995. Mortgage Banking continued to operate in an environment characterized by significantly reduced volumes. Earnings increased as the impact of lower originations was more than offset by the benefit of an increase in portfolio loans and higher gains on sales of mortgage servicing rights.

ASSET MANAGEMENT Asset Management provides trust and mutual fund investment management, strategy, and research, and asset servicing for institutional and family wealth customers. It serves customers through one unified money management organization.
  Asset Management contributed 6 percent of line of business earnings in the first quarter of 1995 compared with 4 percent a year ago. Asset management earnings increased primarily due to a higher level of managed mutual fund assets, and growth in fund accounting and administrative services business. BlackRock is expected to increase earnings of this line of business during the remainder of 1995.

                          CORPORATE FINANCIAL REVIEW

                             balance sheet review
- ---------------------------------------------------------------

AVERAGE ASSETS

                     MARCH 31     December
Three months ended                   31        March 31
In millions             1995         1994         1994

- -------------------------------------------------------------
Assets                 $61,693      $62,952      $58,966
Earning assets          57,448       59,173       55,182
Loans, net of
  unearned income       35,315       34,955       32,023
Securities              20,903       22,923       21,238
- -------------------------------------------------------------

LOANS Average loans for the first quarter of 1995 increased 10.3 percent over the comparable period in 1994, to $35.3 billion. Acquisitions increased the loan portfolio primarily in the Consumer Banking line of business. Excluding the impact of acquisitions, average loans increased 6.2 percent. The proportion of average loans to average earning assets increased to 61.5 percent in the first quarter of 1995 compared with 58.0 percent a year ago. Management expects this ratio to increase further in 1995 as a result of loan growth and a decline in the securities portfolio.
  The Corporation manages credit risk associated with its lending activities through underwriting policies and procedures, portfolio diversification and loan monitoring practices. The loan portfolio composition did not change significantly since year-end 1994.

LOAN PORTFOLIO COMPOSITION

                                     December
 Percent of gross       MARCH 31         31      March 31
 loans                    1995          1994       1994

 ------------------------------------------------------------
 Commercial                34.3%         34.9%      38.2%
 Real estate
   project                  4.6           4.6        5.0
 Real estate
   mortgage
   Residential             27.8          26.0       24.0
   Commercial               3.4           3.5        3.1
     Total real
        estate
     mortgage              31.2          29.5       27.1
 Consumer                  24.9          25.8       25.4
 Other                      5.0           5.2        4.3
                      ----------------------------------
     Total                100.0%        100.0%     100.0%
 ------------------------------------------------------------

  At March 31, 1995, loan outstandings and net unfunded commitments increased $2.2 billion, or 3.6 percent, since year-end 1994. Unfunded commitments are net of participations and syndications.
  In addition, the Corporation had letters of credit outstanding totaling $4.4 billion and $4.3 billion at March 31, 1995 and December 31, 1994, respectively, consisting primarily of standby letters of credit.
  Total commercial loan outstandings declined $104 million from year-end 1994, reflecting a reduction in certain low-spread loans. Growth in commercial unfunded commitments was broad based and increased $1.6 billion, or 8.6 percent, in the comparison.
  Total real estate project exposure increased slightly since year-end 1994. Real estate projects primarily consist of retail and office, multi-family, hotel/motel and residential projects. Approximately 72 percent of total outstandings are located in the Corporation's primary markets. The remaining projects are geographically dispersed throughout the United States.
  Real estate mortgage outstandings increased 6.3 percent primarily due to acquisitions and portfolio management strategies. As part of its overall asset/liability management strategy, the Corporation retains certain originated residential mortgage products in the loan portfolio. The remainder of its originations are securitized and sold.
  Consumer loan outstandings totaled $9.0 billion at March 31, 1995 compared with $9.2 billion at year-end 1994. The decline was primarily due to a planned reduction in indirect automobile loans.

                            CORPORATE FINANCIAL REVIEW

LOANS

                                                                MARCH 31, 1995                 December 31, 1994
                                                         -----------------------------------------------------------------
                                                                          NET UNFUNDED                    Net Unfunded
                     In millions                          OUTSTANDINGS     COMMITMENTS    Outstandings     Commitments
- --------------------------------------------------------------------------------------------------------------------------
Commercial
  Manufacturing                                                $ 2,375         $ 6,217         $ 2,434         $ 6,011
  Retail/Wholesale                                               2,352           2,412           2,148           2,123
  Service providers                                              1,512           1,506           1,534           1,384
  Communications
    Cable                                                          711             209             691             215
    Telephone/cellular                                             290           1,106             285             923
    Other                                                          161             181             125              93
                                                         -----------------------------------------------------------------
       Total communications                                      1,162           1,496           1,101           1,231
  Financial services                                               521           2,750             691           2,502
  Real estate related                                              651             192             610             180
  Health care                                                      676           1,025             606             958
  Public utilities                                                 171           1,153             254           1,079
  Other                                                          2,921           3,793           3,067           3,447
                                                         -----------------------------------------------------------------
       Total commercial                                         12,341          20,544          12,445          18,915
Real estate project
  Construction and development                                     429             261             394             254
  Medium-term financings                                         1,214              41           1,234              56
                                                         -----------------------------------------------------------------
       Total real estate project                                 1,643             302           1,628             310
Real estate mortgage
  Residential                                                    9,990           1,049           9,283             769
  Commercial                                                     1,222              19           1,261              19
                                                         -----------------------------------------------------------------
       Total real estate mortgage                               11,212           1,068          10,544             788
Consumer
  Home equity                                                    2,576           1,513           2,625           1,761
  Automobile                                                     2,419                           2,534
  Student                                                        1,304               5           1,258              30
  Credit card                                                      804           3,575             817           3,423
  Other                                                          1,871             351           1,953             330
                                                         -----------------------------------------------------------------
       Total consumer                                            8,974           5,444           9,187           5,544
Other                                                            1,790             998           1,843             917
Unearned income                                                   (236)                           (240)
                                                         -----------------------------------------------------------------
       Total, net of unearned income                           $35,724         $28,356         $35,407         $26,474
- --------------------------------------------------------------------------------------------------------------------------

                            CORPORATE FINANCIAL REVIEW

SECURITIES The securities portfolio declined $714 million from year-end 1994 to $20.2 billion at March 31, 1995. Securities represented 35.5 percent of earning assets at March 31, 1995 compared with 36.3 percent at December 31, 1994 and 37.5 percent a year ago. As part of the Corporation's balance sheet realignment, management anticipates a continued reduction in the securities portfolio through scheduled maturities and anticipated repayments or sales. As a result of the balance sheet realignment, the securities portfolio is expected to represent approximately 30 percent of earning assets by the end of 1995.
  At March 31, 1995, the securities portfolio included $11.3 billion and $2.6 billion of collateralized mortgage obligations and mortgage-backed securities, respectively. The characteristics of these investments include principal guarantees, primarily by U.S. Government agencies, marketability, and availability as collateral for additional liquidity. The expected lives of mortgage-related securities can vary as a result of changes in interest rates. The Corporation monitors the impact of this risk through the use of an income simulation model as part of the asset/liability management process.
  Other U.S. Government agencies securities and asset-backed private placements represent AAA-rated, variable-rate instruments. The interest rates on these instruments float with various indices and are limited by periodic and maximum caps. These securities have an initial specified term at the end of which the maturity may be extended or called at the option of the issuer. Other debt securities consist primarily of private label collateralized mortgage obligations.

SECURITIES

                                                MARCH 31, 1995                                December 31, 1994
                                  --------------------------------------------------------------------------------------------

                                                   UNREALIZED                                      Unrealized
                                  AMORTIZED     ---------------                  Amortized      ----------------
           In millions                 COST     GAINS    LOSSES   FAIR VALUE          Cost      Gains     Losses   Fair Value
- ----------------------------------------------------------------------------------------------------------------------------------
Investment securities
  Debt securities
    U.S. Treasury                    $1,795                 $37       $1,758         $1,794                  $93       $1,701
    U.S. Government agencies and
       corporations
     Mortgage-related                10,643                 632       10,011         10,920                1,025        9,895
     Other                            1,000                  15          985          1,000                   28          972
    State and municipal                 344       $19         1          362            348       $12          2          358
    Asset-backed private
     placements                       1,597                   7        1,590          1,597                   33        1,564
    Other debt
     Mortgage-related                   700                  21          679            726                   43          683
     Other                              675                   8          667            769                   20          749
  Other                                 316         1                    317            310         1                     311
                                  --------------------------------------------------------------------------------------------
    Total                           $17,070       $20      $721      $16,369        $17,464       $13     $1,244      $16,233
                                  --------------------------------------------------------------------------------------------
Securities available for sale
  Debt securities
    U.S. Treasury                      $324                  $3         $321           $401                   $8         $393
    U.S. Government agencies and
     corporations
     Mortgage-related                 1,890       $19        21        1,888          2,161                   69        2,092
     Other                               25                   3           22             25                    4           21
  Other debt
     Mortgage-related                   703                   6          697            749                   17          732
     Other                              113         1         6          108            117        $2                     119
  Corporate stocks and other            104         1         4          101            105         1          6          100
                                  -------------------------------------------------------------------------------------------
    Total                            $3,159       $21       $43       $3,137         $3,558        $3       $104       $3,457
- ----------------------------------------------------------------------------------------------------------------------------------

                           CORPORATE FINANCIAL REVIEW

  Securities available for sale are recorded at fair value in the consolidated balance sheet and net unrealized gains or losses, net of tax, are reflected as an adjustment to shareholders' equity. The Corporation may sell such securities as part of the overall asset/liability management process should market conditions or other factors warrant. Gains and losses from such transactions would be reflected in results of operations.

  The table below sets forth the expected maturity distribution of the securities portfolio as of March 31, 1995. Mortgage-related securities and other instruments are distributed based on expected weighted average lives determined by historical experience.
  The expected weighted average life of the securities portfolio was 3 and one-half years at March 31, 1995 compared with 4 years at year-end 1994.

EXPECTED MATURITY DISTRIBUTION OF SECURITIES

                                                                                                              Weighted
                                                                                1997 and                       Average
             Dollars in millions                    1995           1996          beyond          Total          Life
- -----------------------------------------------------------------------------------------------------------------------------
Investment securities
  Debt securities
    U.S. Treasury                                                                $ 1,795        $ 1,795            3.8 yr
    U.S. Government agencies and corporations
       Mortgage-related                            $ 1,361        $ 1,577          7,705         10,643            3.7
       Other                                                        1,000                         1,000            1.3
    State and municipal                                 14             22            308            344            9.1
    Asset-backed private placements                                 1,347            250          1,597            1.5
    Other debt
       Mortgage-related                                 65             95            540            700            2.5
       Other                                           236            237            202            675            1.4
  Other                                                                              316            316             NM
                                                   ------------------------------------------------------
       Total investment securities                   1,676          4,278         11,116         17,070            3.3
Securities available for sale
  Debt securities
    U.S. Treasury                                       56            226             39            321            1.5
    U.S. Government agencies and corporations
       Mortgage-related                                239            271          1,378          1,888            5.4
       Other                                                            5             17             22            2.8
    Other debt
       Mortgage-related                                102            120            475            697            3.7
       Other                                             3              3            102            108            6.5
  Corporate stocks and other                                                         101            101             NM
                                                   ------------------------------------------------------
       Total securities available for sale             400            625          2,112          3,137            4.6
                                                   ------------------------------------------------------
       Total                                       $ 2,076        $ 4,903        $13,228        $20,207            3.5 yr
                                                   ------------------------------------------------------
Percent of total                                      10.3%          24.3%          65.4%         100.0%
                                                   ------------------------------------------------------
Securities with interest rates that are
  Fixed                                            $ 1,757        $ 2,190        $11,077        $15,024
  Variable                                             319          2,713          2,151          5,183
- -----------------------------------------------------------------------------------------------------------------------------

NM--not meaningful

                           CORPORATE FINANCIAL REVIEW

AVERAGE FUNDING SOURCES

 Three months ended       MARCH 31   December 31    March 31
     In millions            1995         1994         1994
- ---------------------------------------------------------------
Deposits                  $33,052       $33,409     $31,737
Borrowed funds             13,328        11,642      11,543
Notes and debentures        9,736        12,593      10,142
Shareholders' equity        4,357         4,386       4,330
- ---------------------------------------------------------------

FUNDING SOURCES Average deposits increased $1.3 billion, or 4.1 percent, compared with the first quarter of 1994 primarily due to acquisitions. Average noninterest-bearing sources were 13.0 percent of total funding sources during the first quarter of 1995 compared with 14.1 percent a year ago.
FUNDING SOURCES

                                  MARCH 31   December 31
          In millions               1995        1994
- -----------------------------------------------------------
Deposits
  Demand, savings and money
    market                         $17,798       $19,313
  Time                              14,012        13,100
  Foreign                            1,131         2,598
                                -------------------------
    Total deposits                  32,941        35,011
Borrowed funds
  Repurchase agreements              7,059         3,785
  Treasury, tax and loan               886         1,989
  Federal funds purchased            2,928         2,181
  Commercial paper                     825         1,226
  Other                              2,082         2,427
                                -------------------------
    Total borrowed funds            13,780        11,608
Notes and debentures
  Bank notes                         6,815         8,825
  Federal Home Loan Bank             1,287         1,384
  Other                              1,497         1,545
                                -------------------------
    Total notes and debentures       9,599        11,754
                                -------------------------
    Total                          $56,320       $58,373
- -----------------------------------------------------------

  Total deposits at March 31, 1995 decreased $2.1 billion, or 5.9 percent, since year-end 1994. Demand, savings and money market deposits declined $1.5 billion to $17.8 billion and time deposits increased $912 million to $14.0 billion at March 31, 1995. The change in deposit composition was primarily due to customers shifting to higher rate deposit products.
  Brokered deposits totaled $2.4 billion at March 31, 1995 compared with $2.8 billion at December 31, 1994. Retail brokered deposits are issued or participated-out by brokers in denominations of $100,000 or less. Such deposits represented 75.0 percent of the total brokered at March 31, 1995 compared with
77.2 percent at year-end 1994.
  The change in the composition of borrowed funds and notes and debentures reflects asset/liability management activities to utilize less costly sources of funds. In addition, the Corporation extended the maturity structure of approximately $15.5 billion of interest-bearing funding sources that matured in the first quarter of 1995. These initiatives were achieved through a variety of funding sources, primarily repurchase agreements and term Federal funds, with maturities ranging from six months to one year.

CAPITAL Acquisition capability, funding alternatives, new business activities, deposit insurance costs, and the level and nature of expanded regulatory oversight depend in large part on a banking institution's capital strength. The minimum regulatory capital ratios are 4.00 percent for Tier I, 8.00 percent for total risk-based and 3.00 percent for leverage. However, regulators may require higher capital levels when a bank's particular circumstances warrant. To be classified as well capitalized, regulators require capital ratios of 6.00 percent for Tier I, 10.00 percent for total risk-based and 5.00 percent for leverage. At March 31, 1995, the capital position of each bank affiliate was classified as well capitalized.

RISK-BASED CAPITAL AND CAPITAL RATIOS

                                 MARCH 31    December 31
     Dollars in millions           1995          1994
- ------------------------------------------------------------
CAPITAL COMPONENTS
  Shareholders' equity            $4,390        $ 4,394
  Goodwill                         (622)           (373)
  Net unrealized securities
    losses                            65            119
                                ----------------------------
    Total Tier I risk-based
       capital                     3,833          4,140
  Subordinated debt                  752            752
  Eligible allowance for
    credit losses                    585            605
                                ----------------------------
  Total risk-based capital        $5,170        $ 5,497
                                ----------------------------
ASSETS
  Risk-weighted assets and
    off-balance-sheet
    instruments                  $46,401        $48,007
  Average tangible assets         61,175         62,842
CAPITAL RATIOS
  Tier I risk-based capital        8.26%           8.62%
  Total risk-based capital         11.14          11.45
  Leverage                          6.26           6.59
- ------------------------------------------------------------

                           CORPORATE FINANCIAL REVIEW

  Shareholders' equity declined slightly at March 31, 1995 compared with year-end 1994 primarily due to the impact of the Corporation's share repurchase program. Goodwill increased in the comparison due to the acquisition of BlackRock in February 1995. The pending acquisition of Chemical Bank New Jersey is not expected to significantly impact capital ratios.
  In January 1995, the board of directors approved a stock repurchase program which authorized the Corporation to purchase up to 24 million additional common shares over the next two years. As of March 31, 1995, approximately 4.5 million shares were purchased by the Corporation pursuant to this plan at an average price of $24.14 per share.
  The Corporation maintains its capital positions primarily through the issuance of debt and equity instruments, its dividend policy and retained earnings.

                                risk management
- ---------------------------------------------------------------

The Corporation's ordinary course of business involves varying degrees of risk taking, two of the most significant of which are interest rate risk and credit risk. In order to manage these risks, the Corporation has risk management processes designed to provide for risk identification, measurement, monitoring and control.

INTEREST RATE RISK Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the magnitude, direction and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies, changes in the relationship or spread between interest rates and the maturity structure of assets, liabilities, and off-balance-sheet positions. Asset/liability management uses a variety of investments, funding sources and off-balance-sheet instruments in managing the overall interest rate risk profile of the Corporation. A number of tools are used to measure interest rate risk including income simulation modeling and interest sensitivity ("gap") analyses.
  A dynamic income simulation model is the primary mechanism used by management to measure interest rate risk. The primary purpose of the simulation model is to assess the direction and magnitude of the impact of most likely (a "base case" which management believes is reasonably likely to occur) and higher and lower ("alternative") interest rate scenarios on net interest income.
  The results of the simulation model are highly dependent on numerous assumptions. These assumptions generally fall into two categories: those relating to the interest rate environment and those relating to general business and economic factors. Assumptions related to the interest rate environment include the level of various interest rates, the shape of the yield curve, and the relationship among these factors as rates change. Also included are other rate-related factors, such as prepayment speeds on mortgage-related assets and the cash flows and maturities of financial instruments including index-amortizing interest rate swaps. Assumptions related to general business and economic factors include changes in market conditions, loan volumes and pricing, deposit sensitivity, customer preferences, competition, and management's financial and capital plans. The assumptions are developed based on current business and asset/liability management strategies, historical experience, the current economic environment, forecasted economic conditions and other analyses. These assumptions are inherently uncertain and subject to change as time passes. Accordingly, they are updated on at least a quarterly basis and will not necessarily provide a precise estimate of net interest income or the impact of higher or lower interest rates.
  Using these assumptions, the model simulates net interest income under the base case scenario and evaluates the relative risk of changes in interest rates by simulating the impact on net interest income of gradual parallel shifts in interest rates of 100 basis points higher and lower than the base case scenario. In such alternative scenarios, certain assumptions that are directly dependent on the interest rate environment are adjusted for the respective higher or lower interest rate environment. Other assumptions related to general and economic factors are held constant with those developed for the base case scenario. As a result, the alternative interest rate scenarios indicate what may happen to net interest income if interest rates were to change to the levels of the higher and lower scenarios but do not predict what may happen to net interest income if business and economic assumptions are not realized.
  Actual results will differ from the simulated results of the base case scenario and of each alternative scenario due to various factors including timing, direction, magnitude and fre-

                           CORPORATE FINANCIAL REVIEW

quency of interest rate changes, the relationship or spread between various interest rates, changes in market conditions, loan volumes and pricing, deposit sensitivity, customer preferences, competition, and the actual interaction of the numerous assumptions. In addition, the actual results will be affected by the impact of mergers or acquisitions and business and asset/ liability management strategies that differ from those assumed in the model. While the simulation model measures the relative risk of changes in interest rates on net interest income, the actual impact on net interest income could exceed or be less than the amounts projected in the base case and in each alternative scenario. If interest rates exceed those assumed in the high alternative scenario, or if interest rates are less than those assumed in the low alternative scenario, the actual impact on net interest income could further differ from the simulated results.
  Based on recent economic indicators, management expects economic growth in 1995 to be at a slower pace than recently experienced. The slower economic growth may reduce inflationary pressures and, accordingly, the Federal Reserve may be less aggressive with respect to increases in interest rates during 1995 compared with 1994. The simulated results of management's base case scenario for 1995 are consistent with previously reported expectations.
  The following table sets forth interest rates for the periods indicated including management's base case scenario and the industry consensus for the twelve months ended March 31, 1996 as reported in the Blue Chip Financial Forecasts.

INTEREST RATES

[CAPTION]

                                                     Industry
                                                     Consensus
                             Base case scenario     Average for
                             ------------------    Twelve Months
                    March    December     March     Ended March
                    1995       1995       1996             1996
- ---------------------------------------------------------------
Federal funds        6.00%        6.50%    6.50%        6.23%
3-month LIBOR        6.28         6.75     6.75         6.50
5-year U.S.
  Treasury Note      7.05         7.40     7.40         7.10
Spread between Fed
  funds and 5-year
  Treasury            105bp         90bp     90bp         87bp
- ---------------------------------------------------------------

  The Corporation's current base case scenario assumes a 50 basis point increase in the Federal funds rate in September 1995.
  The results of the simulation model include the impact of actions taken by management during the latter part of 1994 to reduce the adverse impact of interest rates significantly above the base case scenario. The model also includes the impact of management's plans to reduce further the securities portfolio, through scheduled maturities and repayments, and to repurchase common stock. The model does not reflect the impact of pending acquisitions.
  If interest rates increase evenly over the next four quarters by 100 basis points more than the base case scenario, the simulation model projects net interest income would decline from the base case scenario by 3.6 percent. Conversely, if interest rates decline by 100 basis points, net interest income would exceed the base case scenario by 3.3 percent.
  In addition to the simulation model, management performs an interest sensitivity (gap) analysis which represents a point-in-time net position of assets, liabilities and off-balance-sheet instruments subject to repricing in specified time periods. A cumulative liability-sensitive gap position indicates liabilities are expected to reprice more quickly than assets over a specified time period. Alternatively, a cumulative asset-sensitive gap position indicates assets are expected to reprice more quickly than liabilities. The gap analysis alone does not accurately measure the magnitude of changes in net interest income since changes in interest rates over time do not impact all categories of assets, liabilities and off-balance-sheet instruments equally or simultaneously. The liability sensitivity of the cumulative one-year gap position was 1.9 percent of total earning assets at March 31, 1995, compared with 1.5 percent at December 31, 1994, and 19.1 percent a year ago.

FINANCIAL DERIVATIVES As part of its overall asset/liability management process, the Corporation enters into or may terminate off-balance-sheet financial derivatives positions. Substantially all such instruments are used to manage interest rate risk and consist of interest rate swaps, interest rate caps, and futures and forward contracts.
  Interest rate swaps are agreements with a counterparty to exchange periodic interest payments that are calculated on a notional principal amount. Interest rate swaps, including those with index-amortizing features are used to alter the repricing characteristics of interest-bearing assets or liabilities.

                           CORPORATE FINANCIAL REVIEW

  Interest rate caps are agreements where, for a fee, the counterparty agrees to pay the Corporation the amount, if any, by which a specified market interest rate exceeds a defined cap rate, up to a contractually specified limit, applied to a notional amount.
  Futures contracts are agreements to purchase or sell a financial instrument at a specified future date, quantity and price or yield. Futures contracts are standardized contractual terms traded on organized exchanges.
  Forward contracts provide for the delivery of financial instruments at a specified future date and at a specified price or yield. The Corporation uses forward contracts to manage interest rate risk associated with its mortgage banking activities. Commitments to purchase and sell forward contracts totaled $311 million and $532 million, respectively, at March 31, 1995. Substantially all contracts mature within 90 days.
  Financial derivatives involve, to varying degrees, interest rate and credit risks in excess of the amount recognized in the balance sheet. The Corporation manages overall interest rate risk, including that related to financial derivatives, as part of its asset/liability management process. Financial derivatives are also subject to the Corporation's credit policies and procedures.

FINANCIAL DERIVATIVES

[CAPTION]

                             Positive                Negative     Total
  In millions    Notional      Fair      Notional      Fair      Notional
March 31, 1995    Value       Value       Value       Value       Value
- ---------------------------------------------------------------------------
Interest rate
  swaps
 Receive-fixed   $   219       $  6      $11,281      $ (393)    $11,500
 Pay-fixed         2,045                   5,423        (130)      7,468
 Basis swap          440                                             440
                              ------------------------------------------------
  Total swaps      2,704          6       16,704        (523)     19,408
Interest rate
  caps             5,500         69                                5,500
Eurodollar
  futures          2,500                                           2,500
                              ------------------------------------------------
  Total          $10,704       $ 75      $16,704      $ (523)    $27,408
                              ------------------------------------------------
December 31,
  1994
Interest rate swaps
 Receive-fixed   $   119       $  4      $11,375      $ (772)    $11,494
 Pay-fixed         5,060         26          658         (19)      5,718
                              ------------------------------------------------
  Total swaps      5,179         30       12,033        (791)     17,212
Interest rate
  caps             5,500        132                                5,500
                              ------------------------------------------------
  Total          $10,679       $162      $12,033      $ (791)    $22,712
- ------------------------------------------------------------------------------

  The Corporation is currently considering various alternatives regarding financial derivatives, including termination of certain contracts. Fair values of financial derivatives are estimates of amounts that would be received or paid upon termination of such contracts. Such fair values are not recorded in the Corporation's financial statements. Under current accounting guidance, if the interest rate swaps or futures are terminated, the net loss would be deferred and amortized over the shorter of the remaining original life of the agreements or the designated instrument. Upon termination of the interest rate caps, any losses, measured by the difference between the unamortized premium, $118.3 million at March 31, 1995, and the estimated fair value, would be recognized immediately. If the underlying designated instruments are no longer reflected in the financial statements, a net loss would be recognized immediately for derivatives related to such instruments.
  Substantially all receive-fixed swaps are index amortizing and are primarily associated with commercial loans and deposits. The Corporation receives payments based on fixed interest rates and makes payments based on floating money market indices, primarily one-month and 3-month LIBOR. The notional values of the receive-fixed swaps amortize on predetermined dates and in predetermined amounts based on market movements of the designated index, which are primarily 3-year U.S. Treasury constant maturities and 3-month LIBOR. The Corporation's swaps do not contain leverage or any similar features. In management's base case scenario, substantially all index-amortizing swaps would fully extend. Should interest rates remain at current levels, or decline, expected lives will decline as the swaps begin to amortize.
  Approximately $5.0 billion of the Corporation's pay-fixed interest rate swaps are associated with collateralized mortgage and U.S. Treasury obligations in the investment securities portfolio. The Corporation receives payments based on floating money market indices, primarily 3-month LIBOR, and pays fixed interest rates. Substantially all of these pay-fixed swaps mature by the end of 1998. During the first quarter of 1995, the Corporation entered into forward start, pay-fixed interest rate swap contracts with a $2.0 billion notional value to alter the repricing characteristics of overnight borrowings. The Corporation pays 6.20 percent and receives the average Federal funds rate over the term of the contracts. The contracts were effective April 3, 1995 and mature June 30, 1995.
  During the first quarter of 1995, the Corporation entered into a "basis swap" with a notional value of $440 million to modify the interest rate characteristics of one-year bank notes.

                           CORPORATE FINANCIAL REVIEW

The bank notes bear interest based on the 6-month Treasury bill index. Under this swap, the Corporation receives payments based on the 6-month Treasury bill index and makes payments based on 1-month LIBOR. The contract matures in February 1996.

FINANCIAL DERIVATIVES ACTIVITY

 Notional value  January 1             Maturities/     March 31
  In millions      1995     Additions  Amortization      1995
 ---------------------------------------------------------------
 Interest rate
  swaps
  Receive-fixed   $11,494      $ 100         $ (94)    $11,500
   Pay-fixed        5,718      2,000          (250)      7,468
   Basis swaps                   440                       440
 Interest rate
   caps             5,500                                5,500
 Eurodollar
   futures                     2,500                     2,500
                  ----------------------------------------------
   Total          $22,712     $5,040         $(344)    $27,408
 ---------------------------------------------------------------

  In November 1994, the Corporation paid a $129.6 million premium for interest rate caps with a notional value of $5.5 billion associated with fixed-rate collateralized mortgage obligations in the investment securities portfolio. The caps require the counterparty to pay the Corporation the excess of 3-month LIBOR over a specified cap rate, currently 6.00 percent, computed quarterly, applied to the notional value of the contracts. At March 31, 1995, 3-month LIBOR was
6.25 percent. The cap rate adjusts to 6.50 percent during the fourth quarter of 1995 and the contracts expire during the fourth quarter of 1997. The agreements limit the amount payable to the Corporation to 150 basis points over the cap rate. The effect of these caps is to modify the interest rate characteristics of certain fixed-rate collateralized mortgage obligations to be variable within certain ranges.
  In March 1995, the Corporation sold June 1995 Eurodollar futures contracts with a notional value of $2.5 billion. The futures contracts hedge interest rate risk associated with the anticipated rollover of approximately $2.5 billion of short-term borrowings maturing in June 1995.
  For interest rate swaps and caps, interest payments and with respect to caps, the premium, are exchanged; therefore, cash requirements and exposure to credit risk are significantly less than the notional principal amounts. The Corporation seeks to minimize the credit risk associated with its interest rate swaps and caps activities primarily by entering into transactions with only a select number of high-quality institutions, establishing credit limits with counterparties and, where applicable, requiring segregated collateral or bilateral netting agreements. Eurodollar futures are traded on a regulated exchange and settlement of gains and losses occurs daily; therefore there is minimal credit risk to the Corporation.
  During the first quarter of 1995, interest rate swaps and caps negatively affected net interest income by $40.8 million compared with a benefit of $56.7 million in 1994. Based on its base case scenario, and as reflected in the results of the simulation model, management expects interest rate swaps and caps will continue to adversely impact net interest income in 1995.
  The following table sets forth the maturity distribution of the notional value of interest rate swaps, assuming management's base case interest rate scenario and the associated weighted average interest rates on the instruments maturing in the respective year. Variable rates paid or received are subject to change as the underlying index floats with changes in the market.

MATURITY DISTRIBUTION OF INTEREST RATE SWAPS

                                                                                                    1999 and
                 Dollars in millions                      1995       1996       1997       1998      beyond       Total
- -----------------------------------------------------------------------------------------------------------------------------
Receive-fixed
  Notional value                                         $2,294     $3,256     $5,292     $  658                 $11,500
  Weighted average fixed interest rate received            6.05%      5.48%      5.38%      5.04%                   5.52%
  Weighted average variable interest rate paid             6.41       6.41       5.70       5.75                    6.05
Pay-fixed
  Notional value                                         $2,070     $  165     $1,040     $4,050     $  143      $ 7,468
  Weighted average variable interest rate received         6.18%      6.37%      5.77%      5.75%      5.75%        5.87%
  Weighted average fixed interest rate paid                6.27       7.50       7.90       7.93       9.59         7.49
- -----------------------------------------------------------------------------------------------------------------------------

                            CORPORATE FINANCIAL REVIEW

CREDIT RISK Credit risk represents the possibility that a customer or counter party may not perform in accordance with contractual terms. Credit risk is inherent in the lending business and results from extending credit to customers, purchasing securities, and entering into certain off-balance-sheet financial instruments. The Corporation seeks to manage credit risk through diversification, utilizing exposure limits to any single industry or customer, requiring collateral and selling participations to third parties.

NONPERFORMING ASSETS

                             March 31     December 31
  Dollars in millions            1995            1994
- ----------------------------------------------------------
Nonaccrual loans
  Commercial                     $129            $143
  Real estate project              71              70
  Real estate mortgage             94              97
                            ------------------------------
    Total nonaccrual
       loans                      294             310
Restructured loans                  8               9
                            ------------------------------
    Total nonperforming
       loans                      302             319
Foreclosed assets
  Real estate project              89              77
  Real estate mortgage             32              26
  Other                            24              24
                            ------------------------------
    Total foreclosed
       assets                     145             127
                            ------------------------------
    Total                        $447            $446
                            ------------------------------
Nonperforming loans to
  total loans                     .85%            .90%
Nonperforming assets to
  total loans and
  foreclosed assets              1.25            1.25
Nonperforming assets to
  total assets                    .72             .69
- ----------------------------------------------------------

  The following table sets forth changes in nonperforming assets during the first quarter of 1995.

CHANGE IN NONPERFORMING ASSETS

                 In millions                     1995
- ----------------------------------------------------------
Balance at January 1                             $446
Transferred from accrual                           95
Acquisitions                                        1
Returned to performing                            (10)
Principal reductions                              (56)
Sales                                              (8)
Charge-offs and valuation adjustments             (21)
                                             --------
  Balance at March 31                            $447
- ----------------------------------------------------------

  Accruing loans contractually past due 90 days or more as to the payment of principal or interest totaled $161 million at March 31, 1995 compared with $148 million at December 31, 1994. Residential mortgages and student loans totaling $57 million and $30 million, respectively, were included in the total at March 31, 1995 compared with $50 million and $36 million, respectively, at year-end 1994.

ALLOWANCE FOR CREDIT LOSSES In determining the adequacy of the allowance for credit losses, the Corporation allocates reserves to specific problem loans based on a collectibility review and pools of watchlist and non-watchlist loans for various credit risk factors. Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under this Standard, the Corporation estimates a portion of the allowance for credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral.
  The allowance for credit losses totaled $981 million at March 31, 1995 compared with $1.0 billion at December 31, 1994. The allowance as a percentage of period-end loans and nonperforming loans was 2.75 percent and 324.9 percent, respectively, at March 31, 1995. The comparable year-end 1994 amounts were 2.83 percent and 314.2 percent, respectively.

                            CORPORATE FINANCIAL REVIEW

CHARGE-OFFS AND RECOVERIES

    Dollars in
     millions
   Three months                                        Percent of
      ended                                        Net    Average
  March 31, 1995  Charge-offs  Recoveries  Charge-offs      Loans
 -----------------------------------------------------------------
 Commercial               $17         $ 9          $ 8        .27%
 Real estate
   project                  1                        1         .25
 Real estate
   mortgage                 4           1            3         .11
 Consumer                  18           8           10         .45
                  ------------------------------------
     Total                $40         $18          $22        .24%
                  ------------------------------------------------
 Three months
   ended
 March 31, 1994
 Commercial               $12         $ 7          $ 5        .18%
 Real estate
   project                  3                        3         .71
 Real estate
   mortgage                 6           1            5         .22
 Consumer                  17           7           10         .48
                  ------------------------------------
     Total                $38         $15          $23        .29%
 -----------------------------------------------------------------

  Annualized net charge-offs as a percentage of average loans were .24 percent for the first quarter of 1995 compared with .29 percent in the corresponding 1994 period.

LIQUIDITY RISK Liquidity represents an institution's ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors and debtholders, and invest in other strategic initiatives. Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors and debtholders. Liquidity is managed through the coordination of the relative maturities of assets, liabilities and off-balance-sheet positions and is enhanced by the ability to raise funds in capital markets.
  Liquid assets consist of cash and due from banks, short-term investments, loans held for sale and securities available for sale. At March 31, 1995, such assets totaled $6.8 billion. Liquidity is also provided by residential mortgages which may be used as collateral for funds obtained through the Federal Home Loan Bank system and by mortgage-related securities available as collateral for securities sold under agreements to repurchase. At March 31, 1995, approximately $5.2 billion of residential mortgages were available as collateral for borrowings from the Federal Home Loan Bank system. Mortgage-related securities available as collateral for securities sold under agreements to repurchase totaled $3.5 billion at March 31, 1995. The planned reduction in the securities portfolio and related wholesale funding sources is not expected to materially affect overall liquidity.
  Liquidity for the parent company and its affiliates is also generated through the issuance of securities in public or private markets, lines of credit and dividends from subsidiaries. Under effective shelf registration statements at March 31, 1995, the Corporation had available $140 million of debt, $300 million of preferred stock and $350 million of securities that may be issued as either debt or preferred stock. In addition, the Corporation had a $300 million unused committed line of credit. Funds obtained from any of these sources can be used for both bank and nonbank activities. In addition to current parent company funds, the funding for pending or potential acquisitions may include the issuance of instruments that qualify as regulatory capital, such as preferred stock or subordinated debt.
  Management believes the Corporation has sufficient liquidity to meet its current obligations to customers, debtholders and others. The impact of replacing maturing liabilities is reflected in the income simulation model used in the Corporation's overall asset/liability management process. At March 31, 1995, the model assumed rising interest rates and a resulting higher cost of replacement funding.

                            CONSOLIDATED BALANCE SHEET

                                                                                        MARCH 31   December 31
                        Dollars in millions, except par values                              1995          1994
- ---------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                  $ 2,699       $ 2,592
Short-term investments                                                                       533           809
Loans held for sale                                                                          437           487
Securities available for sale                                                              3,137         3,457
Investment securities, fair value of $16,369 and $16,233                                  17,070        17,464
Loans, net of unearned income of $236 and $240                                            35,724        35,407
  Allowance for credit losses                                                               (981)       (1,002)
                                                                                         ----------------------------
  Net loans                                                                               34,743        34,405
Other                                                                                      3,475         4,931
                                                                                         ----------------------------
  Total assets                                                                           $62,094       $64,145
                                                                                         ----------------------------
LIABILITIES
Deposits
  Noninterest-bearing                                                                    $ 6,578       $ 6,992
  Interest-bearing                                                                        26,363        28,019
                                                                                         ----------------------------
    Total deposits                                                                        32,941        35,011
Borrowed funds
  Federal funds purchased                                                                  2,928         2,181
  Repurchase agreements                                                                    7,059         3,785
  Commercial paper                                                                           825         1,226
  Other                                                                                    2,968         4,416
                                                                                         ----------------------------
    Total borrowed funds                                                                  13,780        11,608
Notes and debentures                                                                       9,599        11,754
Accrued expenses and other liabilities                                                     1,384         1,378
                                                                                         ----------------------------
  Total liabilities                                                                       57,704        59,751
                                                                                         ----------------------------
SHAREHOLDERS' EQUITY
Preferred stock - $1 par value
  Authorized: 17,592,735 and 17,601,524 shares
  Issued and outstanding: 912,177 and 920,966 shares
  Aggregate liquidation value: $19                                                             1             1
Common stock - $5 par value
  Authorized: 450,000,000 shares
  Issued: 236,249,010 and 236,063,418 shares                                               1,181         1,180
Capital surplus                                                                              463           462
Retained earnings                                                                          3,062         3,018
Deferred ESOP benefit expense                                                                (83)          (83)
Net unrealized securities losses                                                             (65)         (119)
Common stock held in treasury at cost: 7,126,985 and 2,814,910 shares                       (169)          (65)
                                                                                         ----------------------------
  Total shareholders' equity                                                               4,390         4,394
                                                                                         ----------------------------
  Total liabilities and shareholders' equity                                             $62,094       $64,145
- ---------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                         CONSOLIDATED STATEMENT OF INCOME

                             Three months ended March 31
                         In thousands, except per share data                                1995            1994
- -----------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Loans and fees on loans                                                                  $  707,039       $572,836
Securities                                                                                  295,423        295,808
Other                                                                                        21,621         26,460
                                                                                         ------------------------------
  Total interest income                                                                   1,024,083        895,104
INTEREST EXPENSE
Deposits                                                                                    292,334        200,004
Borrowed funds                                                                              204,121         96,737
Notes and debentures                                                                        143,654        101,022
                                                                                         ------------------------------
  Total interest expense                                                                    640,109        397,763
                                                                                         ------------------------------
  Net interest income                                                                       383,974        497,341
Provision for credit losses                                                                                 25,015
                                                                                         ------------------------------
  Net interest income less provision for credit losses                                      383,974        472,326
NONINTEREST INCOME
Investment management and trust                                                              79,140         72,967
Service charges, fees and commissions                                                        91,424         87,902
Mortgage banking                                                                             44,650         37,892
Net securities gains                                                                          1,254         30,392
Other                                                                                        20,645         29,398
                                                                                         ------------------------------
  Total noninterest income                                                                  237,113        258,551
NONINTEREST EXPENSE
Staff expense                                                                               201,858        206,899
Net occupancy and equipment                                                                  68,850         65,282
Other                                                                                       166,671        154,665
                                                                                         ------------------------------
  Total noninterest expense                                                                 437,379        426,846
                                                                                         ------------------------------
  Income before income taxes                                                                183,708        304,031
Applicable income taxes                                                                      58,057         98,342
                                                                                         ------------------------------
  Net income                                                                             $  125,651       $205,689
                                                                                         ------------------------------
EARNINGS PER COMMON SHARE
Primary                                                                                  $      .54       $    .87
Fully diluted                                                                                   .54            .86
CASH DIVIDENDS DECLARED PER COMMON SHARE                                                        .35            .32
AVERAGE COMMON SHARES OUTSTANDING
Primary                                                                                     232,589        236,698
Fully diluted                                                                               234,463        238,592
- -----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                       CONSOLIDATED STATEMENT OF CASH FLOWS

                              Three months ended March 31
                                      In millions                                        1995              1994
- ---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                               $  126           $  206
Adjustments to reconcile net income to net cash provided by operating activities
  Provision for credit losses                                                                                 25
  Depreciation, amortization and accretion                                                   62               56
  Deferred income taxes                                                                      29               (8)
  Net securities gains                                                                       (1)             (30)
  Net gain on sales of assets                                                               (10)             (19)
  Valuation adjustments on assets, net of gains on sales                                      1               (5)
Changes in
  Loans held for sale                                                                        62              448
  Other                                                                                                     (641)
                                                                                       ------------------------------
    Net cash provided by operating activities                                               269               32
INVESTING ACTIVITIES
Net change in loans                                                                        (298)            (143)
Repayment
  Securities available for sale                                                             107              955
  Investment securities                                                                     408            1,242
Sales
  Securities available for sale                                                             614            6,166
  Loans                                                                                     102              537
  Foreclosed assets                                                                           8               25
Purchases
  Securities available for sale                                                            (281)          (5,651)
  Investment securities                                                                     (12)          (2,360)
  Loans                                                                                     (30)             (10)
Net cash paid for acquisitions                                                              (68)            (129)
Other                                                                                     1,895              161
                                                                                       ------------------------------
  Net cash provided by investing activities                                               2,445              793
FINANCING ACTIVITIES
Net change in
  Noninterest-bearing deposits                                                             (445)            (171)
  Interest-bearing deposits                                                              (1,825)            (508)
  Federal funds purchased                                                                   744             (674)
Sale/issuance
  Repurchase agreements                                                                  27,845           38,805
  Commercial paper                                                                        1,179              608
  Other borrowed funds                                                                   26,620           25,983
  Notes and debentures                                                                    1,354              820
  Common stock                                                                                7                8
Redemption/maturity
  Repurchase agreements                                                                 (24,571)         (38,611)
  Commercial paper                                                                       (1,580)            (691)
  Other borrowed funds                                                                  (28,075)         (25,386)
  Notes and debentures                                                                   (3,682)            (210)
Net acquisition of treasury stock                                                           (96)              (4)
Cash dividends paid to shareholders                                                         (82)             (75)
                                                                                       ------------------------------
    Net cash used by financing activities                                                (2,607)            (106)
                                                                                       ------------------------------
INCREASE IN CASH AND DUE FROM BANKS                                                         107              719
  Cash and due from banks at beginning of year                                            2,592            1,817
                                                                                       ------------------------------
    Cash and due from banks at end of period                                            $ 2,699          $ 2,536
- ---------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              accounting policies
- ---------------------------------------------------------------

BUSINESS PNC Bank Corp. provides a full range of banking and related financial services through its subsidiaries to consumers, small businesses and corporate customers and is subject to intense competition from other financial services companies with respect to these services and customers. PNC Bank Corp. is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by such regulatory authorities.

BASIS OF FINANCIAL STATEMENT PRESENTATION The unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of PNC Bank Corp. and its subsidiaries ("Corporation"), substantially all of which are wholly owned. In the opinion of management, the financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented.
  In preparing the unaudited consolidated interim financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from such estimates.
  The notes included herein should be read in conjunction with the audited consolidated financial statements included in the Corporation's 1994 Annual Report.

ALLOWANCE FOR CREDIT LOSSES Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under this Standard, the Corporation estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. For purposes of this Standard, nonaccrual and restructured commercial, real estate project and commercial real estate loans are considered to be impaired. Prior to 1995, the credit losses related to these loans were estimated based on undiscounted cash flows or the fair value of the underlying collateral.
  The allowance is maintained at a level believed by management to be sufficient to absorb estimated potential credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows on impaired loans, which may be susceptible to significant change. The allowance for credit losses on impaired loans pursuant to SFAS No. 114 is one component of the methodology for determining the allowance for credit losses. The remaining components of the allowance for credit losses provide for estimated losses on consumer loans and residential real estate mortgages, and general amounts for historical loss experience, uncertainties in estimating losses and inherent risks in the various credit portfolios.

NONPERFORMING ASSETS Foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans where the Corporation has possession of the underlying collateral. Foreclosed assets are recorded as other assets in the consolidated balance sheet.
  The interest collected on impaired loans is recognized on the cash basis or cost recovery method depending on the collectibility of the loans.

FINANCIAL DERIVATIVES The Corporation uses off-balance-sheet financial derivatives as part of its overall asset/liability management process. Substantially all of such instruments are used to manage interest rate risk and consist of interest rate swaps, interest rate caps, and futures and forward contracts.
  Futures contracts, which are used to manage interest rate risk, are commitments to either purchase or sell a financial instrument at a future date for a specified price and are settled in cash. To qualify for hedge accounting, the futures contract must be designated as a hedge of an asset, liability, firm commitment or anticipated transaction exposing the Corporation to interest rate risk and the futures contract must reduce such risk. For anticipated transactions, the significant characteristics and expected terms of the anticipated transaction must be identified and the anticipated transaction must be probable of

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

occurring. Under hedge accounting, gains and losses on futures contracts are deferred and included in the carrying value of related assets and liabilities. The deferred gains and losses are amortized as a yield adjustment over the expected life of the hedged instrument. If the hedged instruments are disposed of, the unamortized deferred gains or losses are included in the determination of the gain/loss on the disposition of such instruments.

EARNINGS PER COMMON SHARE Primary earnings per common share is calculated by dividing net income adjusted for preferred stock dividends declared by the sum of the weighted average number of shares of common stock outstanding and the number of shares of common stock which would be issued assuming the exercise of stock options during each period.
  Fully diluted earnings per common share is based on net income adjusted for interest expense, net of tax, on outstanding convertible debentures and dividends declared on nonconvertible preferred stock. The weighted average number of shares of common stock outstanding is increased by the assumed conversion of outstanding convertible preferred stock and convertible debentures from the beginning of the year or date of issuance, if later, and the number of shares of common stock which would be issued assuming the exercise of stock options. Such adjustments to net income and the weighted average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share.

                            mergers and acquisitions
- ---------------------------------------------------------------

During the first quarter of 1995, the Corporation completed the acquisition of BlackRock Financial Management L.P., a New York-based, fixed-income investment management firm with approximately $25 billion in assets under management at closing. The transaction was accounted for under the purchase method and the Corporation paid $71 million in cash and issued $169 million of unsecured notes. In connection with this acquisition, the Corporation recorded $239 million of intangible assets.
  The Corporation also acquired Indian River Federal Savings Bank, Vero Beach, Florida, and Brentwood Financial Corporation, Cincinnati, Ohio, for $33 million in cash. The acquisitions added assets and deposits of approximately $175 million and $140 million, respectively.
  In addition, the Corporation announced a definitive agreement to acquire the Chemical Bank franchise in southern and central New Jersey. The transaction includes approximately $3.3 billion of assets and $2.9 billion of retail deposits and is expected to close by year-end 1995, pending regulatory approvals. The acquisition has an indicated value of approximately $500 million and will be accounted for under the purchase method.
  During 1994, the Corporation completed the acquisitions of United Federal Bancorp, Inc., State College, Pennsylvania, and First Eastern Corp., Wilkes-Barre, Pennsylvania. The acquisitions added assets and deposits of $2.8 billion and $2.4 billion, respectively. In addition, in June 1994, the Corporation purchased a $10 billion residential mortgage servicing portfolio from the Associates Corporation of North America.

                                   cash flows
- ---------------------------------------------------------------

For purposes of the statement of cash flows, the Corporation defines cash and due from banks as cash and cash equivalents. During the first quarter of 1995 and 1994, interest paid on deposits and other contractual debt obligations was $705.3 million and $422.1 million, respectively. Income tax refunds of $47.6 million were received during the first quarter of 1995, and income taxes of $34.5 million were paid in the prior-year period. Loans transferred to foreclosed assets aggregated $24.8 million in 1995 and $9.4 million in the first quarter of 1994.
  The table below sets forth information pertaining to acquisitions which affect the statement of cash flows for the three months ended March 31, 1995 and 1994.

   Three months ended March 31
           In millions                 1995      1994
- ----------------------------------------------------------
Assets acquired                        $517      $944
Liabilities assumed                     410       788
Cash paid                               107       156
Cash and due from banks received         39        27
- ----------------------------------------------------------

  In addition, the Corporation issued $169 million of unsecured notes in connection with the BlackRock acquisition.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               securities
- ----------------------------------------

The following table sets forth the
amortized cost, unrealized gains and
losses, and the fair value of the
securities portfolio at March 31, 1995
and December 31, 1994.

SECURITIES

                                                 MARCH 31, 1995                               December 31, 1994
                                   ------------------------------------------    --------------------------------------------
                                                  UNREALIZED                                      Unrealized
                                   AMORTIZED  ------------------                  Amortized   ------------------
           In millions               COST      GAINS     LOSSES   FAIR VALUE        Cost       Gains     Losses   Fair Value
- ----------------------------------------------------------------------------------------------------------------------------------
Investment securities
  Debt securities
   U.S. Treasury                     $ 1,795                $ 37      $ 1,758        $ 1,794               $  93      $ 1,701
   U.S. Government agencies and
    corporations
     Mortgage-related                 10,643                 632       10,011         10,920               1,025        9,895
     Other                             1,000                  15          985          1,000                  28          972
   State and municipal                   344       $19         1          362            348       $12         2          358
   Asset-backed private placements     1,597                   7        1,590          1,597                  33        1,564
   Other debt
     Mortgage-related                    700                  21          679            726                  43          683
     Other                               675                   8          667            769                  20          749
  Other                                  316         1                    317            310         1                    311
                                   ------------------------------------------------------------------------------------------
   Total                             $17,070       $20      $721      $16,369        $17,464       $13    $1,244      $16,233
                                   ------------------------------------------------------------------------------------------
Securities available for sale
  Debt securities
   U.S. Treasury                        $324                 $ 3         $321          $ 401                 $ 8        $ 393
   U.S. Government agencies and
    corporations
     Mortgage-related                  1,890       $19        21        1,888          2,161                  69        2,092
     Other                                25                   3           22             25                   4           21
  Other debt
     Mortgage-related                    703                   6          697            749                  17          732
     Other                               113         1         6          108            117       $ 2                    119
Corporate stocks and other               104         1         4          101            105         1         6          100
                                   ------------------------------------------------------------------------------------------
   Total                             $ 3,159       $21      $ 43      $ 3,137        $ 3,558       $ 3     $ 104      $ 3,457
- ----------------------------------------------------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              nonperforming assets
- ---------------------------------------------------------------

Nonperforming assets are comprised of nonaccrual and restructured loans, and foreclosed assets. These assets were as follows:

                                 MARCH 31    December 31
         In millions               1995          1994
- --------------------------------------------------------
Nonaccrual loans                     $294           $310
Restructured loans                      8              9
                                ------------------------
  Total nonperforming loans           302            319
Foreclosed assets                     145            127
                                ------------------------
  Total nonperforming assets         $447           $446
- --------------------------------------------------------

  Information with respect to impaired loans and the related allowance determined in accordance with SFAS No. 114 is set forth below.

                                             MARCH 31
              In millions                      1995
- ------------------------------------------------------
Impaired loans
  With a related allowance for credit
    losses                                     $ 148
  Without a related allowance for credit
    losses                                        97
                                               -------
    Total impaired loans                       $ 245
                                               -------
Allowance for credit losses                    $  25
Average recorded investment                      256
- ------------------------------------------------------

  During the first quarter of 1995, interest income recognized on impaired loans was $474 thousand.

                          allowance for credit losses
- ---------------------------------------------------------------

The following table presents changes in the allowance for credit losses:

             In millions                 1995      1994
- ------------------------------------------------------------
Balance at January 1                    $1,002     $972
Charge-offs                                (40)     (38)
Recoveries                                  18       15
                                        --------------------
  Net charge-offs                          (22)     (23)
Provision for credit losses                          25
Acquisitions                                 1        6
                                        --------------------
  Balance at March 31                   $  981     $980
- ------------------------------------------------------------

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              notes and debentures
- ---------------------------------------------------------------

Notes and debentures consisted of the following:

                                MARCH 31     DECEMBER 31
        In millions               1995          1994
- ------------------------------------------------------------
BANKING SUBSIDIARIES
Bank notes                        $6,815         $ 8,825
Federal Home Loan Bank             1,287           1,384
Student Loan Marketing
  Association                        300             500
Other                                182
                              ------------------------------
  Total banking subsidiaries       8,584          10,709
OTHER SUBSIDIARIES
Senior notes                         164             164
Subordinated notes                   746             746
ESOP borrowing                       101             110
Other                                  4              25
                              ------------------------------
  Total other subsidiaries         1,015           1,045
                              ------------------------------
  Total                           $9,599         $11,754
- ------------------------------------------------------------

  Notes and debentures have scheduled repayments for the years 1995 through 1999 and thereafter of $6.9 billion, $1.2 billion, $65 million, $153 million, and $1.3 billion, respectively. In April 1995, the Corporation issued $350 million of 7.875 percent unsecured subordinated bank notes due in 2005.

                             financial derivatives
- ---------------------------------------------------------------

The notional value of financial derivatives and the related fair values were comprised of the following:

                             Positive                Negative     Total
  In millions    Notional      Fair      Notional      Fair      Notional
March 31, 1995    Value       Value       Value       Value       Value
- -------------------------------------------------------------------------
Interest rate
  swaps
 Receive-fixed   $   219       $  6      $11,281      $ (393)    $11,500
 Pay-fixed         2,045                   5,423        (130)      7,468
 Basis swap          440                                             440
                  -------------------------------------------------
  Total swaps      2,704          6       16,704        (523)     19,408
Interest rate
  caps             5,500         69                                5,500
Eurodollar
  futures          2,500                                           2,500
                  -------------------------------------------------
  Total          $10,704       $ 75      $16,704      $ (523)    $27,408
                  -------------------------------------------------
December 31,
  1994
Interest rate swaps
 Receive-fixed   $   119       $  4      $11,375      $ (772)    $11,494
 Pay-fixed         5,060         26          658         (19)      5,718
                  -------------------------------------------------
  Total swaps      5,179         30       12,033        (791)     17,212
Interest rate
  caps             5,500        132                                5,500
                  -------------------------------------------------
  Total          $10,679       $162      $12,033      $ (791)    $22,712
- ---------------------------------------------------------------

                             STATISTICAL INFORMATION

AVERAGE CONSOLIDATED BALANCE SHEET AND NET INTEREST ANALYSIS

                                                             1995                                        1994
                                                        FIRST QUARTER                               Fourth Quarter
         Taxable-equivalent basis            -----------------------------------------------------------------------------------
 Average balances in millions, interest in   AVERAGE                   AVERAGE           Average                   Average
                 thousands                   BALANCES    INTEREST    YIELDS/RATES        Balances    Interest    Yields/Rates
- ----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets
  Short-term investments                     $   771    $   12,411           6.53%       $   771    $   11,115           5.72%
  Mortgages held for sale                        412         8,469           8.23            477         8,884           7.45
  Securities
    U.S. Treasury                              2,176        20,810           3.88          2,174        24,394           4.45
    U.S. Government agencies and
      corporations                            14,110       198,622           5.63         15,930       243,014           6.10
    State and municipal                          347         8,864          10.23            352         9,239          10.49
    Other debt                                 3,955        65,196           6.59          4,153        65,047           6.27
    Corporate stocks and others                  315         4,856           6.25            314         4,903           6.25
                                             ---------------------                       ---------------------
    Total securities                          20,903       298,348           5.72         22,923       346,597           6.04
  Loans, net of unearned income
    Commercial                                12,129       241,853           7.98         12,311       222,072           7.16
    Real estate project                        1,619        38,305           9.46          1,670        35,668           8.47
    Real estate mortgage                      10,882       204,069           7.50         10,236       184,382           7.21
    Consumer                                   9,023       200,355           9.01          9,061       195,334           8.55
    Other                                      1,662        27,726           6.72          1,677        27,847           6.62
                                             ---------------------                       ---------------------
    Total loans, net of unearned income       35,315       712,308           8.10         34,955       665,303           7.57
    Other interest-earning assets                 47           741           6.38             47           617           5.25
                                             ---------------------                       ---------------------
    Total interest-earning assets/interest
      income                                  57,448     1,032,277           7.21         59,173     1,032,516           6.95
Noninterest-earning assets
  Allowance for credit losses                 (1,000)                                     (1,026)
  Cash and due from banks                      2,147                                       2,308
  Other assets                                 3,098                                       2,497
                                             -------                                     -------
    Total assets                             $61,693                                     $62,952
                                             -------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
  Interest-bearing deposits
    Demand                                   $ 3,310        17,378           2.13        $ 3,496        17,782           2.02
    Savings                                    2,284        14,540           2.58          2,406        14,474           2.39
    Money market                               6,025        53,517           3.60          6,546        52,241           3.17
    Other time                                13,616       181,407           5.39         13,048       166,843           5.07
    Deposits in foreign offices                1,702        25,492           5.99          1,447        19,759           5.42
                                             ---------------------                       ---------------------
    Total interest-bearing deposits           26,937       292,334           4.39         26,943       271,099           3.99
  Borrowed funds
    Federal funds purchased                    2,132        31,382           5.97          2,621        35,272           5.34
    Repurchase agreements                      6,859       103,037           6.01          4,677        59,477           5.05
    Commercial paper                           1,078        15,639           5.88          1,443        19,340           5.32
    Other                                      3,259        54,063           6.68          2,901        46,769           6.39
                                             ---------------------                       ---------------------
    Total borrowed funds                      13,328       204,121           6.16         11,642       160,858           5.48
Notes and debentures                           9,736       143,654           5.94         12,593       167,837           5.32
                                             ---------------------                       ---------------------
Total interest-bearing liabilities/interest
  expense                                     50,001       640,109           5.16         51,178       599,794           4.65
Noninterest-bearing liabilities and
  shareholders' equity
  Demand and other noninterest-bearing
    deposits                                   6,115                                       6,466
  Accrued expenses and other liabilities       1,220                                         922
  Shareholders' equity                         4,357                                       4,386
                                             -------                                     -------
    Total liabilities and shareholders'
      equity                                 $61,693                                     $62,952
                                             -------------------------------------------------------------------------------
Interest rate spread including interest
  rate swaps and caps                                                        2.05                                        2.30
    Impact of noninterest-bearing
      liabilities                                                             .67                                         .62
                                             -------------------------------------------------------------------------------
    Net interest income/margin on earning
      assets                                            $  392,168           2.72%                  $  432,722           2.92%
- ----------------------------------------------------------------------------------------------------------------------------------

Nonaccrual loans are included in loans, net of unearned income. The impact of interest rate swaps and caps is included in the interest income/expense and average yields/rates for commercial loans, U.S. Government agencies and corporations securities, all interest-bearing deposits, other borrowed funds and notes and debentures.

                            STATISTICAL INFORMATION

                 1994                                     1994                                    1994
            Third Quarter                            Second Quarter                          First Quarter
- ---------------------------------------------------------------------------------------------------------------------
Average                     Average       Average                   Average       Average                   Average
Balances     Interest     Yields/Rates    Balances    Interest    Yields/Rates    Balances    Interest    Yields/Rates
- ----------------------------------------------------------------------------------------------------------------------
$   744     $    9,493         5.06%      $   855     $ 10,666         5.00%      $   864     $  9,220         4.32%
    546         10,026         7.35           724       12,681         7.01           926       16,241         7.03
  3,008         37,751         4.99         4,244       51,997         4.91         3,439       39,514         4.66
 15,494        237,219         6.12        15,206      229,640         6.04        15,520      224,558         5.79
    359          9,246        10.30           369        9,566        10.36           379        9,783        10.33
  3,245         49,231         6.07         1,746       24,823         5.69         1,625       21,247         5.23
    316          4,818         6.10           294        3,996         5.44           275        4,184         6.10
- ----------------------                    --------------------                    --------------------
 22,422        338,265         6.03        21,859      320,022         5.86        21,238      299,286         5.65
 12,454        230,552         7.34        12,075      213,853         7.10        11,349      204,046         7.29
  1,621         34,587         8.46         1,736       33,767         7.80         1,723       31,827         7.49
  9,836        175,174         7.12         8,981      156,806         6.98         9,055      151,988         6.71
  8,993        192,343         8.49         8,617      175,131         8.15         8,450      170,595         8.19
  1,590         24,587         6.16         1,122       19,448         6.94         1,446       19,337         5.38
- ----------------------                    --------------------                    --------------------
 34,494        657,243         7.58        32,531      599,005         7.38        32,023      577,793         7.29
     69            827         4.76            93        1,024         4.39           131        1,027         3.17
- ----------------------                    --------------------                    --------------------
 58,275      1,015,854         6.94        56,062      943,398         6.74        55,182      903,567         6.59
 (1,043)                                     (997)                                   (986)
  2,107                                     2,029                                   2,228
  2,649                                     2,531                                   2,542
- -------                                   -------                                 -------
$61,988                                   $59,625                                 $58,966
            ---------------------------------------------------------------------------------------------------------------
$ 3,561         13,139         1.46       $ 3,380        8,344          .99       $ 3,377        6,315          .76
  2,547         11,504         1.79         2,381        6,851         1.15         2,391        3,870          .66
  6,712         44,641         2.64         6,495       37,421         2.31         6,493       32,255         2.01
 13,125        160,701         4.86        12,988      155,764         4.76        13,232      155,692         4.77
  1,712         19,547         4.53           884        9,132         4.14           223        1,872         3.41
- ----------------------                    --------------------                    --------------------
 27,657        249,532         3.58        26,128      217,512         3.34        25,716      200,004         3.15
  3,550         40,613         4.54         2,821       28,434         4.04         2,254       18,326         3.30
  4,615         49,901         4.29         4,879       48,241         3.97         6,065       51,828         3.47
  1,405         16,343         4.61           925        9,681         4.20           500        4,095         3.32
  1,776         24,304         5.43         2,342       24,218         4.15         2,724       22,488         3.21
- ----------------------                    --------------------                    --------------------
 11,346        131,161         4.59        10,967      110,574         4.04        11,543       96,737         3.37
 11,358        131,921         4.63        11,030      113,949         4.14        10,142      101,022         4.04
- ----------------------                    --------------------                    --------------------
 50,361        512,614         4.04        48,125      442,035         3.68        47,401      397,763         3.39
  6,325                                     6,124                                   6,021
    942                                     1,108                                   1,214
  4,360                                     4,268                                   4,330
- -------                                   -------                                 -------
$61,988                                   $59,625                                 $58,966
- ---------------------------------------------------------------------------------------------------------------------------
                               2.90                                    3.06                                    3.20
                                .55                                     .52                                     .48
- ---------------------------------------------------------------------------------------------------------------------------
            $  503,240         3.45%                  $501,363         3.58%                  $505,804         3.68%
- ---------------------------------------------------------------------------------------------------------------------------

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS
PNC Bank Corp.
One PNC Plaza
Fifth Avenue and Wood Street
Pittsburgh, Pennsylvania 15265

STOCK LISTING
PNC Bank Corp. common stock is traded on the New York
Stock Exchange (NYSE) under the symbol PNC.

REGISTRAR AND TRANSFER AGENT
Chemical Bank
J.A.F. Building
P. O. Box 3068
New York, New York 10116-3068
800-982-7652

INQUIRIES
Individual shareholders should contact:
Shareholder Relations at 800-843-2206 or the PNC Bank Hotline at 800-982-7652
Analysts and institutional investors should contact:
William H. Callihan, Vice President,
Investor Relations, at 412-762-8257

News media representatives and others seeking general information should contact:
Jonathan Williams, Vice President,
Media Relations, at 412-762-4550

FORM 10-Q
The Quarterly Report on Form 10-Q is filed with the Securities and Exchange Commission. This report, excluding exhibits, may be obtained without charge by writing to Glenn Davies, Vice President, Financial Reporting, at corporate headquarters.

COMMON STOCK PRICES/DIVIDENDS DECLARED
The table below sets forth by quarter the range of high and low sale prices for PNC Bank Corp. common stock and the cash dividends declared per common share.

                                               Cash Dividends
     1995 Quarter        High        Low          Declared
- ---------------------------------------------------------------
First                   $25.750    $21.125            $ .35
- ---------------------------------------------------------------
1994 Quarter
- ---------------------------------------------------------------
First                   $29.875    $25.250            $ .32
Second                   31.625     26.125              .32
Third                    30.000     25.625              .32
Fourth                   26.375     20.000              .35
                        -----------------------------------
  Total                                               $1.31
- ---------------------------------------------------------------

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
The PNC Bank Corp. dividend reinvestment and stock purchase plan enables holders of common and preferred stock to purchase additional shares of common stock conveniently and without paying brokerage commissions or service charges. A prospectus and enrollment card may be obtained by writing to Shareholder Relations at corporate headquarters.